SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5


                             OfficeMax Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67622P101
                      ------------------------------------
                                 (CUSIP Number)

                                Robert T. Needham
                             K Capital Partners, LLC
                                  75 Park Place
                                Boston, MA 02116
                                 (617) 646-7728
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 14, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 2
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,189,635 shares of Common Stock

                ----------------------------------------------------------------
   NUMBER OF    8     SHARED VOTING POWER
    SHARES            0 shares of Common Stock
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,189,635 shares of Common Stock
    PERSON
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       2,189,635 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.093%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 3
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      3,799,520 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             3,799,520 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       3,799,520 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.37%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 4
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      6,049,098 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            6,049,098 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       6,049,098 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.54%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 5
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Harwich Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      6,049,098 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             6,049,098 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       6,049,098 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.54%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 6
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Abner Kurtin
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      6,049,098 shares of Common Stock

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8     SHARED VOTING POWER
BENEFICIALLY         0 shares of Common Stock
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON            6,049,098 shares of Common Stock
    WITH
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       6,049,098 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.54%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 7
--------------------------                                  --------------------

INTRODUCTION

      This Amendment No. 5 (this "Amendment") relates to the Schedule 13D filed on behalf of K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Partners, LLC ("K Capital"), Harwich Capital Partners, LLC and Abner Kurtin (collectively, the "Reporting Persons") with the Securities and Exchange Commission on February 25, 2005, as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on April 11, 2005, Amendment No. 3 filed on April 25, 2005 and Amendment No. 4 filed on October 27, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $2.50 per share ("Common Stock"), of OfficeMax Incorporated (the "Company").

      Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Company. Based upon such review, the Reporting Persons believe that the market price of the Common Stock does not fully reflect its intrinsic value and that extraordinary corporate action, such as a break up or sale of the Company may be required to realize that intrinsic value. The Reporting Persons have previously communicated with the Board of Directors of the Company (the "Board") indicating their view that the Common Stock of the Company is undervalued, and that the Company should seek to break up the company and sell one or more of its components in order to maximize the value of such Common Stock. The Reporting Persons may seek further communications with the Company, other industry observers and participants and other stockholders regarding the value of the Common Stock and possible strategic transactions, and may take other actions to insure that strategic alternatives are considered. This may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

      On November 14, 2005, K Capital, on behalf of the Reporting Persons, delivered a letter to the Board. A copy of the letter was also issued as a press release on November 14, 2005. The letter expressed the Reporting Person's dissatisfaction with the Company's financial and operating performance and the Board's refusal to listen to its shareholders, accept responsibility for the destruction of value and hold management accountable. In addition, the Reporting Persons called for the Board and management to (i) present a detailed turnaround plan with sufficient support for the rationale, cost, benefits, risks and time requirements for each significant program as well as various benchmarks so that shareholders will have the ability to assess the Company's actual performance versus the plan; (ii) create a committee of independent Board members to assess the strategic value of the Company and to hire a separate financial advisor to work with the committee to provide additional credibility; (iii) declassify the Board so that all directors stand for election at the 2007 annual meeting, remove the poison pill and provide shareholders with the ability to call special meetings and (iv) commit to holding its 2006 and 2007 annual meetings of shareholders on time and to take no further actions to frustrate

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 8
--------------------------                                  --------------------

shareholders' legitimate rights to implement change. A copy of the letter is attached hereto as Exhibit 1.

      The Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time.

      In connection with the Company's upcoming 2006 Annual Meeting, the Reporting Persons may file a proxy statement with the Securities and Exchange Commission to solicit the Company's stockholders with respect to the election of directors and/or one or more stockholder proposals. HOWEVER, IT SHOULD BE EMPHASIZED THAT K CAPITAL HAS NOT MADE ANY DECISION AT THIS TIME WHETHER TO SOLICIT PROXIES FOR THE ELECTION OF DIRECTORS OR FOR THE ADOPTION OF ONE OR MORE STOCKHOLDER PROPOSALS.

      OFFICEMAX STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN AND IF IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Item 7. Material to be Filed as Exhibits.

      EXHIBIT 1: Letter sent by K Capital Partners, LLC to the Board of
                 Directors of OfficeMax Incorporated on November 14, 2005.

      EXHIBIT 2:  Press Release, dated November 14, 2005

      EXHIBIT 3:  Joint Filing Agreement, dated November 14, 2005.

--------------------------                                  --------------------
CUSIP No. 67622P101                SCHEDULE 13D             Page 9
--------------------------                                  --------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2005

K CAPITAL PARTNERS, LLC
By:  Harwich Capital Partners, LLC, managing member


By:    /s/ Robert T. Needham
      ---------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


HARWICH CAPITAL PARTNERS, LLC

By:    /s/ Robert T. Needham
      ---------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:    /s/ Robert T. Needham
      ---------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer

SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:    /s/ Robert T. Needham
      ---------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


ABNER KURTIN

 /s/ Abner Kurtin
--------------------------------
Abner Kurtin